                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 10)(1)


                              CENTRAL BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   152418 10 9
                                 --------------
                                 (CUSIP Number)

                                DECEMBER 31, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

             /X/     Rule 13d-1(b)

             /X/     Rule 13d-1(c)

             /_/     Rule 13d-1(d)

----------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                Page 1 of 9 pages


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CUSIP NO. 152418 10 9                 13G                      PAGE 2 OF 9 PAGES
--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS:
           CENTRAL CO-OPERATIVE BANK EMPLOYEE STOCK OWNERSHIP PLAN TRUST

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
           01-0684370
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                                (a) /_/
                                                                (b) /X/

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           COMMONWEALTH OF MASSACHUSETTS
--------------------------------------------------------------------------------
  NUMBER OF        5      SOLE VOTING POWER             227,590  (1)
    SHARES
 BENEFICIALLY      -------------------------------------------------------------
   OWNED BY        6      SHARED VOTING POWER           168,696  (2)
     EACH
  REPORTING        -------------------------------------------------------------
    PERSON         7      SOLE DISPOSITIVE POWER        396,286
     WITH
                   -------------------------------------------------------------
                   8      SHARED DISPOSITIVE POWER            0

--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           396,286
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           /_/

--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              24.2% (3)
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           EP
--------------------------------------------------------------------------------
(1) Consists of unallocated shares held by the Central Co-operative Bank Employee Stock Ownership Plan (ESOP"). The unallocated shares held by the ESOP are voted by the ESOP trustees in the same proportion as allocated shares for which the trustees receive voting instructions from ESOP participants.
(2) Consists of shares allocated to the accounts of ESOP participants. These allocated shares are voted in accordance with the instructions of the individual ESOP participants.
(3)   Based on 1,639.951 shares outstanding as of December 31, 2007.

--------------------------------------------------------------------------------
CUSIP NO. 152418 10 9                 13G                      PAGE 3 OF 9 PAGES
--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS:
           JAMES F. LINNEHAN
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                                (a) /_/
                                                                (b) /X/

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
  NUMBER OF        5      SOLE VOTING POWER             70 (1)
    SHARES
 BENEFICIALLY      -------------------------------------------------------------
   OWNED BY        6      SHARED VOTING POWER           0
     EACH
  REPORTING        -------------------------------------------------------------
    PERSON         7      SOLE DISPOSITIVE POWER        70 (1)
     WITH
                   -------------------------------------------------------------
                   8      SHARED DISPOSITIVE POWER      0

--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   70(1)
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           /_/

--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             0.0%(2)
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------
(1) The amount reported excludes 227,590 unallocated and 168,696 allocated ESOP shares which the reporting person may be deemed to beneficially own due to the reporting person's service as a trustee of the ESOP. The unallocated shares held by the ESOP are voted by the ESOP trustees in the same proportion as allocated shares for which the trustees receive voting instructions from ESOP participants. Allocated ESOP shares are voted by the ESOP trustees in accordance with voting instructions received from the individual ESOP participants. If participants do not provide voting instructions, the trustees vote the allocated shares proportionately with those allocated shares for which voting instructions are received. The reporting person disclaims any beneficial ownership interest in the shares held by the ESOP.
(2)      Based on 1,639.951 shares outstanding as of December 31, 2007.

--------------------------------------------------------------------------------
CUSIP NO. 152418 10 9                 13G                      PAGE 4 OF 9 PAGES
--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS:
           EDWARD F. SWEENEY, JR.
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                                (a) /_/
                                                                (b) /X/

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
       NUMBER OF          5      SOLE VOTING POWER           101  (1)
         SHARES
      BENEFICIALLY        ------------------------------------------------------
        OWNED BY          6      SHARED VOTING POWER           0
          EACH
       REPORTING          ------------------------------------------------------
         PERSON           7      SOLE DISPOSITIVE POWER      101  (1)
          WITH
                          ------------------------------------------------------
                          8      SHARED DISPOSITIVE POWER      0

--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                101(1)
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                /_/

--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           0.0%(2)
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------
(1) The amount reported excludes 227,590 unallocated and 168,696 allocated ESOP shares which the reporting person may be deemed to beneficially own due to the reporting person's service as a trustee of the ESOP. The unallocated shares held by the ESOP are voted by the ESOP trustees in the same proportion as allocated shares for which the trustees receive voting instructions from ESOP participants. Allocated ESOP shares are voted by the ESOP trustees in accordance with voting instructions received from the individual ESOP participants. If participants do not provide voting instructions, the trustees vote the allocated shares proportionately with those allocated shares for which voting instructions are received. The reporting person disclaims any beneficial ownership interest in the shares held by the ESOP.
(2)      Based on 1,639.951 shares outstanding as of December 31, 2007.

--------------------------------------------------------------------------------
CUSIP NO. 152418 10 9                 13G                      PAGE 5 OF 9 PAGES
--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS:
           RAYMOND L. MANNOS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                                (a) /_/
                                                                (b) /X/

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
       NUMBER OF        5      SOLE VOTING POWER                0 (1)
         SHARES
      BENEFICIALLY      --------------------------------------------------------
        OWNED BY        6      SHARED VOTING POWER              0
          EACH
       REPORTING        --------------------------------------------------------
         PERSON         7      SOLE DISPOSITIVE POWER           0  (1)
          WITH
                        --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER         0

--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0  (1)
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           /_/

--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           0.0%  (2)
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------
(1) The amount reported excludes 227,590 unallocated and 168,696 allocated ESOP shares which the reporting person may be deemed to beneficially own due to the reporting person's service as a trustee of the ESOP. The unallocated shares held by the ESOP are voted by the ESOP trustees in the same proportion as allocated shares for which the trustees receive voting instructions from ESOP participants. Allocated ESOP shares are voted by the ESOP trustees in accordance with voting instructions received from the individual ESOP participants. If participants do not provide voting instructions, the trustees vote the allocated shares proportionately with those allocated shares for which voting instructions are received. The reporting person disclaims any beneficial ownership interest in the shares held by the ESOP.
(2)      Based on 1,639.951 shares outstanding as of December 31, 2007.

                                                               -----------------
                                                               PAGE 6 OF 9 PAGES
                                                               -----------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

ITEM 1(a).      NAME OF ISSUER.

                Central Bancorp, Inc.

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                399 Highland Avenue
                Somerville, Massachusetts  02144

ITEM 2(a).      NAME OF PERSON(S) FILING.

         Central Co-operative Bank Employee Stock Ownership Plan (the "ESOP") and the following individuals who presently serve the trustees of the ESOP:
James F. Linnehan, Edward F. Sweeney, Jr. and Raymond L. Mannos. Messrs. Linnehan, Sweeney and Mannos disclaim any beneficial ownership interest in the shares held by the ESOP.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

         ESOP:  Same as 1(b).

         James F. Linnehan:           338 Parker Street
                                      Malden, Massachusetts 02148

         Edward F. Sweeney, Jr.:      180 Adams Street
                                      Lowell, Massachusetts  01851

         Raymond L. Mannos:           195 Eliot Street
                                      Chestnut Hill, Massachusetts 02467


ITEM 2(c).      CITIZENSHIP.

         See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES.

         Common Stock, par value $1.00 per share.

ITEM 2(e).      CUSIP NUMBER.

         152418 10 9


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                                                               -----------------
                                                               PAGE 7 OF 9 PAGES
                                                               -----------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (f)    /X/     An employee benefit plan or endowment fund in accordance
                        with Rule 13d-1(b)(1)(ii)(F)

         Items (a), (b), (c), (d), (e), (g), (h), (i), and (j) are not
applicable. This Schedule 13G is being filed on behalf of the ESOP identified in
Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP (the "ESOP Trust"), filing pursuant to Rule 13d-1(c). Exhibit A contains a description of the voting and dispositive powers over shares of the Issuer held directly by these entities. Each trustee of the ESOP Trust set forth in Exhibit A, although filing under the Item 3(f) classification because of their status as trustees of the ESOP, disclaims that he is acting in concert with, or is a member of a group consisting of, the other ESOP trustees.

ITEM 4.         OWNERSHIP.

         (a)    AMOUNT BENEFICIALLY OWNED:  See Row 9 of the second part of the
                -------------------------
         cover page provided  for each  reporting person.

         (b)    PERCENT OF CLASS: See Row 11 of the second part of the cover
                ----------------
          page provided for each reporting person.

         (c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS: See Rows 5, 6, 7,
                --------------------------------------------
         and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Pursuant to Section 13.7 of the ESOP, the ESOP Committee has the power to direct the receipt of dividends on shares held in the ESOP Trust.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         Not applicable.

                                                               -----------------
                                                               PAGE 8 OF 9 PAGES
                                                               -----------------

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         This Schedule 13G/A is being filed on behalf of the ESOP identified in
Item 2(a), which is filing under the Item 3(f) classification. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the Issuer held by the ESOP Trust. Each trustee of the ESOP Trust set forth in Exhibit A, although filing under the Item 3(f) classification because of their status as trustees of the ESOP, disclaims that he is acting in concert with, or is a member of a group consisting of, the other ESOP trustees.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10.        CERTIFICATIONS.

         By signing below, each signatory in the capacity of an ESOP trustee certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         By signing below, each signatory in his individual capacity certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               -----------------
                                                               PAGE 9 OF 9 PAGES
                                                               -----------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CENTRAL CO-OPERATIVE BANK
EMPLOYEE STOCK OWNERSHIP PLAN TRUST

By Its Trustees:


/s/ James F. Linnehan                                          February 14, 2008
----------------------------------------------------           Date
James F. Linnehan, Trustee



/s/ Edward F. Sweeney, Jr.                                     February 14, 2008
----------------------------------------------------           Date
Edward F. Sweeney, Jr., Trustee




/s/ Raymond L. Mannos                                          February 14, 2008
----------------------------------------------------           Date
Raymond L. Mannos, Trustee





/s/ James F. Linnehan                                          February 14, 2008
----------------------------------------------------           Date
James F. Linnehan, as an Individual Stockholder




/s/ Edward F. Sweeney, Jr.                                     February 14, 2008
----------------------------------------------------           Date
Edward F. Sweeney, Jr., as an Individual Stockholder

                                                                       EXHIBIT A


         The trustees of the ESOP hold shares of common stock of the Issuer in trust for the benefit of employees participating in the ESOP. Pursuant to
Section 13.6 of the ESOP, (i) the trustees vote common stock allocated to participant accounts in accordance with instructions by participants, (ii) shares of common stock of the Issuer which have not been allocated and allocated stock for which no voting direction has been received shall be voted by the trustees in the same proportion as participants direct the voting of allocated shares, and (iii) if no voting direction has been received as to allocated shares, Central Co-operative Bank, as the ESOP Committee, may direct the trustees as to the voting of all unallocated shares, and if the ESOP Committee gives no direction, the trustees shall vote such shares in their sole discretion. Pursuant to Section 13.3 of the ESOP, the trustees exercise investment discretion as directed by the ESOP Committee. However, the trustees must exercise voting and dispositive power with respect to the assets held by the ESOP, including common stock of the Issuer, in accordance with the fiduciary responsibility requirements imposed by Section 404 of the Employee Retirement Income Security Act of 1974, as amended. A majority vote of the trustees is required to exercise any voting or investment power over the shares held in the ESOP.

         The ESOP trustees and their beneficial ownership of the shares of common stock of the Issuer exclusive of responsibilities as an ESOP trustee or ESOP sponsor, as the case may be, are as follows (such ownership disregarded in reporting the ESOP's ownership within this Schedule 13G/A).

---------------------------------------------------------------------------------------------------
                             DIRECT BENEFICIAL OWNERSHIP            BENEFICIAL OWNERSHIP AS AN ESOP
     NAME                       OF ISSUER COMMON STOCK                        PARTICIPANT
---------------------------------------------------------------------------------------------------
James F. Linnehan                      70                                      0
---------------------------------------------------------------------------------------------------
Edward F. Sweeney, Jr.                101                                      0
---------------------------------------------------------------------------------------------------
Raymond L. Mannos                       0                                      0
---------------------------------------------------------------------------------------------------

         The ESOP trustees expressly disclaim beneficial ownership of any shares held in the ESOP in which such person does not have a direct pecuniary interest. The ESOP trustees disclaim that he is acting in concert with, or is a member of a group consisting of, the other ESOP trustees.